UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RiceBran Technologies

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

762831105

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☒ Rule 13d-1(b)

b.	☐ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762831105	Page 2 of 7

1.	Names of Reporting Persons. Cranshire Capital Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,688,313
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,688,313
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,688,313 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.3% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO; IA

CUSIP No. 762831105	Page 3 of 7

1.	Names of Reporting Persons. Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,688,313
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,688,313
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,688,313 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.3% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

Item 1.

(a)	Name of Issuer

RiceBran Technologies (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

6720 N. Scottsdale Road, Suite 390 Scottsdale, Arizona 85253

Item 2.

(a)	Name of Person Filing

(b)	Address of Principal Business Office or, if none, Residence

(c)	Citizenship

This Schedule 13G is being filed on behalf of (i) Cranshire Capital Advisors, LLC, a Delaware limited liability company (“CCA”), and (ii) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin,” together with CCA, the “Reporting Persons”).

CCA serves as the investment manager to Cranshire Capital, L.P. (“Cranshire Capital”). In such capacity, CCA exercises voting and investment power over the shares of Common Stock held for the account of Cranshire Capital. CCA is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 3100 Dundee Road, Suite 703, Northbrook, Illinois 60062.

(d)	Title of Class of Securities

Common stock, no par value per share, of the Issuer (the “Common Stock”).

(e)	CUSIP Number

762831105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a) and (b):		As of the close of business on December 31, 2012, each of the Reporting Persons may be deemed to have beneficial ownership of 11,688,313 shares of Common Stock, which consists of 11,688,313 shares of Common Stock issuable upon exercise of a warrant held by Cranshire Capital (the “Warrant”), and all such shares of Common Stock represent beneficial ownership of approximately 5.3% of the Common Stock, based on (1) 207,447,347 shares of Common Stock issued and outstanding on November 12, 2012 as reported in the Form 10-Q filed by the Issuer on November 14, 2012, plus (2) 11,688,313 shares of Common Stock issuable upon exercise of the Warrant.

The foregoing excludes 1,559,272 shares of Common Stock issuable upon exercise of a second warrant held by Cranshire Capital (the “Other Warrant”) because the Other Warrant contains a blocker provision under which the holder thereof does not have the right to the Other Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), of more than 4.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may be deemed to have beneficial ownership of 13,247,585 shares of Common Stock.

(c	)	Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 11,688,313.

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 11,688,313.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013

CRANSHIRE CAPITAL ADVISORS, LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Managing Member

/s/ Mitchell P. Kopin
Mitchell P. Kopin

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 12, 2013

CRANSHIRE CAPITAL ADVISORS, LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Managing Member

/s/ Mitchell P. Kopin
Mitchell P. Kopin